Exhibit 99.1

PRELIMINARY NOTE

The unaudited first quarter consolidated Financial Statements included herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements are presented in euros. All references in this interim report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars,” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted.

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Special Note Regarding Forward-Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 23, 2017 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As used in this interim report, the terms “Cellectis,” “we,” “our,” “us,” and “the Company” refer to Cellectis S.A. and its subsidiaries, taken as a whole, unless the context otherwise requires.

INDEX

PART I – FINANCIAL INFORMATION

Item 1.	Financial Statements (Unaudited)
Item 2.	Management’s Discussion & Analysis of Financial Condition and Results of Operations
Item 3.	Quantitative and Qualitative Disclosures About Market Risks
Item 4.	Controls and Procedures

PART II – OTHER INFORMATION

Item 1.	Legal Proceedings
Item 1A.	Risk Factors
Item 2.	Unregistered Sales of Equity Securities and Use of Proceeds
Item 3.	Default Upon Senior Securities
Item 4.	Mine Safety Disclosures
Item 5.	Other Information
Item 6.	Exhibits

PART I – FINANCIAL INFORMATION

Item 1. Condensed Financial Statements (Unaudited)

Cellectis S.A.

INTERIM STATEMENTS OF CONSOLIDATED FINANCIAL POSITION

€ in thousands

		As of
	Notes	December 31, 2016 Audited	March 31, 2017 Unaudited
ASSETS
Non-current assets
Intangible assets		1,274	1,332
Property, plant, and equipment	5	16,033	16,068
Other non-current financial assets		656	886

Total non-current assets		17,963	18,286
Current assets
Inventories		112	106
Trade receivables	6.1	3,441	5,035
Subsidies receivables	6.2	8,276	11,564
Other current assets	6.3	8,414	11,405
Current financial assets	7.1	34,714	36,558
Cash and cash equivalents	7.2	241,502	221,969

Total current assets		296,459	286,638

TOTAL ASSETS		314,422	304,924

LIABILITIES
Shareholders’ equity
Share capital	11	1,767	1,767
Premiums related to the share capital		473,306	485,991
Treasury share reserve		(307)	(159)
Currency translation adjustment		2,501	1,422
Retained earnings		(157,695)	(218,505)
Net income (loss)		(60,776)	(18,567)

Total shareholders’ equity - Group Share		258,795	251,948
Non-controlling interests		1,779	1,984

Total shareholders’ equity		260,574	253,932
Non-current liabilities
Non-current financial liabilities	8	28	21
Non-current provisions	14	532	551

Total non-current liabilities		560	572

Current liabilities
Current financial liabilities	8	1,641	379
Trade payables	8	9,223	12,170
Deferred revenues and deferred income	10	36,931	33,109
Current provisions	14	563	563
Other current liabilities	9	4,930	4,199

Total current liabilities		53,288	50,420

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		314,422	304,924

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CONSOLIDATED OPERATIONS

For the three-month period ended March 31,

€ in thousands, except per share amounts

		For the three-month period ended March 31,
	Notes	2016	2017

Revenues and other income
Revenues	3.1	6,978	6,328
Other income	3.1	2,521	3,334

Total revenues and other income		9,499	9,662

Operating expenses
Royalty expenses	3.2	(433)	(574)
Research and development expenses	3.2	(18,870)	(18,392)
Selling, general and administrative expenses	3.2	(10,529)	(9,143)
Other operating income and expenses		(76)	(99)

Total operating expenses		(29,908)	(28,208)

Operating income (loss)		(20,409)	(18,546)

Financial gain (loss)		(9,055)	(21)

Net income (loss)		(29,464)	(18,567)

Attributable to shareholders of Cellectis		(29,464)	(18,567)
Attributable to non-controlling interests		—	—

Basic / Diluted earnings per share attributable to shareholders of Cellectis	13
Basic earnings per share (€ /share)		(0.84)	(0.53)
Diluted earnings per share (€ /share)		(0.84)	(0.53)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

For the three-month period ended March 31,

€ in thousands

	For the three-month period ended March 31,
	2016	2017

Net income (loss)	(29,464)	(18,567)

Currency translation adjustment	(1,931)	(1,103)

Other comprehensive income (loss) that will be reclassified subsequently to income or loss	(1,931)	(1,103)

Total Comprehensive income (loss)	(31,395)	(19,671)

Attributable to shareholders of Cellectis	(31,359)	(19,646)
Attributable to non-controlling interests	(36)	(25)

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED INTERIM STATEMENTS OF CONSOLIDATED OPERATIONS

For the three-month period ended March 31,

€ in thousands

		For the three-month period ended March 31,
	Notes	2016	2017
Cash flows from operating activities

Net loss for the period		(29,464)	(18,567)

Reconciliation of net loss and of the cash used for operating activities
Adjustments for
Amortization and depreciation		477	594
Net finance expenses (revenue)		9,055	21
Expenses related to share-based payments		13,414	12,788
Provisions		99	17
Interest (paid) / received		559	(206)

Operating cash flows before change in working capital		(5,860)	(5,353)

Decrease (increase) in inventories		54	6
Decrease (increase) in trade receivables and other current assets		(2,526)	(4,628)
Decrease (increase) in subsidies receivables		(2,813)	(3,284)
(Decrease) increase in trade payables and other current liabilities		(3,892)	1,784
(Decrease) increase in deferred income		(4,554)	(3,813)

Change in working capital		(13,731)	(9,935)

Net cash flows provided by (used in) operating activities		(19,591)	(15,288)

Cash flows from investment activities
Acquisition of intangible assets		(260)	(1)
Acquisition of property, plant and equipment		(6,628)	(513)
Net change in non-current financial assets		4	(148)
Sale (Acquisition) of current financial assets		(86,078)	(1,982)

Net cash flows provided by (used in) investing activities		(92,962)	(2,643)

Cash flows from financing activities
Increase in share capital net of transaction costs		298	126
Decrease in borrowings		(34)	(9)
Treasury shares		(6)	148

Net cash flows provided by (used in) financing activities		257	265

(Decrease) increase in cash		(112,296)	(17,666)

Cash and cash equivalents at the beginning of the year		314,238	241,502
Effect of exchange rate changes on cash		(11,550)	(1,868)

Cash and cash equivalents at the end of the period	7	190,393	221,969

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

Cellectis S.A.

UNAUDITED STATEMENTS OF CHANGES IN CONSOLIDATED SHAREHOLDERS’ EQUITY

For the year ended December 31

€ in thousands, except share data

		Share Capital Ordinary Shares						Equity
	Notes	Number of shares	Amount	Premiums	Treasury shares	Currency translation adjustment	Retained earnings (deficit)	Income (Loss)	attributable to shareholders of Cellectis	Non controlling interests	Total Shareholders’ Equity
As of January 1, 2016		35,178,614	1,759	420,682	(184)	(1,632)	(137,188)	(20,544)	262,894	725	263,619
Net Loss		—	—	—	—	—	—	(29,464)	(29,464)	—	(29,464)
Other comprehensive income (loss)		—	—	—	—	(1,895)	—	—	(1,895)	(36)	(1,931)

Total comprehensive income (loss)		—	—	—	—	(1,895)	—	(29,464)	(31,359)	(36)	(31,395)
Allocation of prior period loss		—	—	—	—	—	(20,544)	20,544	—	—	—
Treasury shares		—	—	—	(6)	—	—	—	(6)	—	(6)
Exercise of share warrants and employee warrants		50,000	3	296	—	—	—	—	298	—	298
Share based compensation	12	—	—	13,274	—	—	—	—	13,274	140	13,414
Other movements		—	—	—	—	—	3	—	3	—	3

As of March 31, 2016		35,228,614	1,761	434,252	(190)	(3,526)	(157,729)	(29,464)	245,103	829	245,932

As of January 1, 2017		35,335,060	1,767	473,306	(307)	2,500	(157,695)	(60,776)	258,794	1,779	260,574
Net Loss		—	—	—	—	—	—	(18,567)	(18,567)	—	(18,567)
Other comprehensive income (loss)		—	—	—	—	(1,078)	—	—	(1,078)	(25)	(1,103)

Total comprehensive income (loss)		—	—	—	—	(1,078)	—	(18,567)	(19,646)	(25)	(19,671)
Allocation of prior period loss		—	—	—	—	—	(60,776)	60,776	—	—	—
Treasury shares		—	—	—	148	—	—	—	148	—	148
Exercise of share warrants and employee warrants	11	—	—	126	—	—	—	—	126	—	126
Share based compensation	12	—	—	12,559	—	—	—	—	12,559	229	12,788
Other movements		—	—	—	—	—	(34)	—	(34)	—	(34)

As of March 31, 2017		35,335,060	1,767	485,991	(159)	1,422	(218,505)	(18,567)	251,948	1,984	253,932

The accompanying notes form an integral part of these unaudited condensed Interim Consolidated Financial Statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

MARCH 2017

Note 1. The Company

Cellectis S.A. (hereinafter “Cellectis” or “we”) is a limited liability company (“société anonyme”) registered and domiciled in Paris, France. We are a gene-editing company, employing our core proprietary technologies to develop products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

Note 2. Accounting principles

2.1 Basis for preparation

The Consolidated Financial Statements of Cellectis as of and for the three-month period ended March 31, 2017 were approved by our Board of Directors on May 9, 2017.

Our Consolidated Financial Statements are presented in euros, which is also the functional currency of Cellectis S.A., the parent company.

All financial information (unless indicated otherwise) is presented in thousands of euros.

The Interim Consolidated Financial Statements for the three-month period ended March 31, 2017 have been prepared in accordance with IAS 34 Interim Financial Reporting, as endorsed by the International Accounting Standards Board (“IASB”).

The Interim Consolidated Financial Statements for the quarter ended March 31, 2017 have been prepared using the same accounting policies and methods as those applied for the year ended December 31, 2016.

IFRS include International Financial Reporting Standards (“IFRS”), International Accounting Standards (“the IAS”), as well as the interpretations issued by the Standards Interpretation Committee (“the SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”).

Application of new or amended standards or new amendments

The following pronouncements and related amendments have been adopted by us from January 1, 2017 but had no significant impact on the Interim Consolidated Financial Statements:

•	Amendments to IAS 7 “Statement of Cash Flows” (applicable for periods beginning after January 1, 2017)

Standards, interpretations and amendments issued but not yet effective

The following pronouncements and related amendments are applicable for first quarter accounting periods beginning after January 1, 2018. We do not anticipate that the adoption of these pronouncements and amendments will have a material impact on our results of operations, financial position or cash flows.

•	IFRS 9 “Financial Instruments” (applicable for periods beginning after January 1, 2018)

•	Amendments to IFRS 2 “Classification and Measurement of Share-based Payment Transactions” (applicable for periods beginning after January 1, 2018)

•	Amendments to IFRIC 22 “Foreign Currency Transactions and Advance Consideration” (applicable for periods beginning after January 1, 2018)

IFRS 15 “Revenue from Contracts with Customers” establishes a comprehensive framework for determining whether, how much and when revenue is recognized. It replaces existing revenue recognition guidance, including IAS 18 Revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

Cellectis began its IFRS 15 implementation project with a diagnostic phase. The different categories of contracts with customers of Cellectis are currently being finalized on the following issues:

•	Collaboration agreements

•	Licensing agreements

Cellectis will apply IFRS 15 with effect from January 1, 2018.

In January 2016, the IASB issued IFRS 16 “Leases”, which is effective for annual periods beginning on or after January 1, 2019. This new standard aligns the accounting treatment of operating leases with that already applied to finance leases (i.e. recognition in the balance sheet of future lease payments and the associated rights of use).

2.2 Consolidated entities and non-controlling interests

As at December 31, 2016 and for the three-month period ended March 31, 2017, the consolidated group of companies (sometimes referred to as the “Group”) includes Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

Cellectis, Inc. and Calyxt, Inc. are fully owned by Cellectis S.A.

Note 3. Information concerning the Group’s Consolidated Operations

3.1 Revenues and other income

Revenues by country of origin and other income

	For the three-month period ended March 31,
	2016	2017
	€ in thousands
From France	6,881	6,276
From USA	97	52

Revenues	6,978	6,328

Research tax credit	2,521	3,311
Subsidies and other	—	23

Other income	2,521	3,334

Total revenues and other income	9,499	9,662

Revenues by nature

	For the three-month period ended March 31,
	2016	2017
	€ in thousands
Release of upfront payments	4,708	3,252
Other revenues	1,576	2,659

Collaboration agreements	6,284	5,911

Licenses	580	406
Products & services	114	11

Total revenues	6,978	6,328

3.2 Operating expenses

	For the three-month period ended March 31,
	2016	2017
	€ in thousands
Royalty expenses	(433)	(574)

	For the three-month period ended March 31,
	2016	2017
	€ in thousands
Research and development expenses
Wages and salaries	(2,664)	(2,794)
Social charges on stock option grants	(1,687)	—
Non-cash stock based compensation expense	(7,514)	(6,988)

Personnel expenses	(11,866)	(9,782)

Purchases and external expenses	(6,647)	(8,156)
Other	(358)	(454)

Total research and development expenses	(18,870)	(18,393)

	For the three-month period ended March 31,
	2016	2017
	€ in thousands
Selling, general and administrative expenses
Wages and salaries	(918)	(1,398)
Social charges on stock option grants	(1,471)	—
Non-cash stock based compensation expense	(5,900)	(5,800)

Personnel expenses	(8,289)	(7,199)

Purchases and external expenses	(2,148)	(1,722)
Other	(92)	(223)

Total selling, general and administrative expenses	(10,529)	(9,143)

	For the three-month period ended March 31,
	2016	2017
	€ in thousands
Personnel expenses
Wages and salaries	(3,582)	(4,193)
Social charges on stock option grants	(3,159)	—
Non-cash stock based compensation expense	(13,414)	(12,788)

Total personnel expenses	(20,155)	(16,981)

3.3 Reportable segments

Accounting policies

Reportable segments are identified as components of an enterprise that have discrete financial information available for evaluation by the Chief Operating Decision Maker (“CODM”), for purposes of performance assessment and resource allocation.

Cellectis’ CODM is composed of:

•	The Chairman and Chief Executive Officer;

•	The Executive Vice President, Chief Operating Officer;

•	The Executive Vice President, Technical Operations;

•	The Chief Scientific Officer;

•	The Chief Financial Officer;

•	The Vice President Business Development;

•	The General Counsel;

•	The Chief Medical Officer;

•	The Chief Regulatory Officer; and

•	The Chief Executive Officer of Calyxt, Inc.

We view our operations and manage our business in two operating and reportable segments that are engaged in the following activities:

•	Therapeutics: This segment is focused on the development of products in the field of immuno-oncology and of novel therapies outside immuno-oncology to treat other human diseases. This approach is based on our gene editing and Chimeric Antigen Receptors (“CARs”) technologies. All these activities are supported by Cellectis S.A. and Cellectis, Inc. The operations of Cellectis S.A., the parent company, are presented entirely in the Therapeutics segment which also comprises research and development, management and support functions.

•	Plants: This segment is focused on applying our gene-editing technologies to develop new-generation plant products in the field of agricultural biotechnology through our own efforts or through alliances with other companies in the agricultural market. It corresponds to the activity of our U.S.-based subsidiary, Calyxt, Inc., which is based in New Brighton, Minnesota.

There are inter-segment transactions between the two reportable segments, including allocation of corporate general and administrative expenses by Cellectis S.A. to its subsidiaries and allocation of research and development expenses to the reportable segments.

These inter-segment transactions are generally priced based on provisions of service agreements signed between our legal entities, according to which services are to be allocated at cost for external expenses, or at cost plus a mark-up of between 4% and 10%, depending on the nature of the service. According to a cash pooling agreement with our subsidiaries, interest is allocated/paid to segments at 12-month Euribor plus 5%.

The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

Information related to each reportable segment is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

Please note that since 2016, we allocate the share-based compensation to the share-related entity, considering that the share-based compensation is a compensation linked to the involvement in an entity performance. In practice, all the share-based compensation which are based on Cellectis shares will be charged in the Therapeutics segment, even if some Calyxt employees are included in a stock-option plan.

Details of key performance indicators by reportable segment

	For the three-month period ended March 31, 2016			For the three-month period ended March 31, 2017
€ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

Segment revenues and other income	119	9,741	9,859	89	10,027	10,117
Inter-segment revenues	(22)	(338)	(360)	(38)	(417)	(455)

External revenues and other income	97	9,402	9,499	52	9,611	9,662

Research and development expenses	(752)	(18,118)	(18,870)	(1,081)	(17,311)	(18,392)
Selling, general and administrative expenses	(902)	(9,627)	(10,529)	(1,319)	(7,824)	(9,143)
Royalties and other operating income and expenses	(293)	(216)	(509)	(1)	(672)	(673)

Total operating expenses	(1,948)	(27,960)	(29,908)	(2,401)	(25,807)	(28,208)

Operating income (loss) before tax	(1,851)	(18,558)	(20,409)	(2,350)	(16,196)	(18,546)

Financial gain (loss)	(5)	(9,050)	(9,055)	(63)	42	(21)

Net income (loss)	(1,856)	(27,608)	(29,464)	(2,413)	(16,154)	(18,567)

Net income (loss) attributable to shareholders of Cellectis	(1,856)	(27,608)	(29,464)	(2,413)	(16,154)	(18,567)

Adjustment of share-based compensation	140	13,274	13,414	229	12,559	12,788

Adjusted net income (loss) attributable to shareholders of Cellectis	(1,716)	(14,334)	(16,050)	(2,184)	(3,595)	(5,779)

Depreciation and amortization	(50)	(427)	(477)	(124)	(470)	(594)
Additions to tangible and intangible assets	6,138	1,476	7,614	292	581	872

Note 4. Impairment tests

Our cash-generating units (“CGUs”) correspond to the operating/reportable segments: Therapeutics and Plants.

No indicator of impairment has been identified for any intangible or tangible assets in either of the CGUs at the end of March 31, 2016 and 2017.

Note 5. Property, plant and equipment

	Lands and Buildings	Technical equipment	Fixtures, fittings and other equipment	Assets under construction	Total
	€ in thousands
Net book value as of January 1, 2016	1,903	2,661	312	168	5,043

Additions to tangible assets	5,734	416	189	1,015	7,354
Depreciation expense	(152)	(244)	(27)	—	(423)
Translation adjustments	(211)	(59)	(9)	(39)	(318)

Net book value as of March 31, 2016	7,274	2,775	465	1,143	11,656

Gross value at end of period	9,251	10,794	719	1,143	21,908
Accumulated depreciation and impairment at end of period	(1,977)	(8,020)	(254)	—	(10,251)

Net book value as of January 1, 2017	11 798	2 712	671	852	16 033

Additions to tangible assets	32	295	61	372	760
Disposal of tangible assets	—	—	—	—	—
Reclassification	—	42	16	(58)	—
Depreciation expense	(230)	(262)	(49)	—	(540)
Translation adjustments	(145)	(24)	(3)	(12)	(184)

Net book value as of March 31, 2017	11 455	2 763	696	1 155	16 068

Gross value at end of period	14 193	10 282	1 120	1 155	26 750
Accumulated depreciation and impairment at end of period	(2 739)	(7 519)	(424)	—	(10 681)

For the three-month period ended March 31, 2017, we made investments in R&D equipment in both the United States of America and France. The addition in tangible assets reflects improvements for Calyxt’s site in Roseville, Minnesota for €0.3 million and other Cellectis S.A. investments for €0.1 million.

Note 6. Trade receivables and other current assets

6.1 Trade receivables

	As of December 31,	As of March 31,
	2016	2017
	€ in thousands
Trade receivables	3,713	5,308
Valuation allowance	(273)	(273)

Total net value of trade receivables	3,441	5,035

All trade receivables have payment terms of less than one year.

6.2 Subsidies receivables

	As of December 31,	As of March 31,
	2016	2017
	€ in thousands
Research tax credit	7,959	11,248
Other subsidies	1,423	1,423
Valuation allowance for other subsidies	(1,106)	(1,106)

Total	8,276	11,564

Research tax credit receivables as of March 31, 2017 include the accrual for a French research tax credit related to 2016 for €7.2 million and related to the three-month period ended March 31, 2017 for €3.3 million. The remaining amount relates to tax credits in the United States.

6.3 Other current assets

	As of December 31,	As of March 31,
	2016	2017

VAT receivables	1,523	1,682
Prepaid expenses and other prepayments	6,277	9,074
Other current assets	615	649

Total	8,414	11,405

Prepaid expenses and other prepayments primarily include advances to our sub-contractors on research and development activities. They mainly relate to advance payments to suppliers of biological raw materials and to third parties participating in product manufacturing.

During the three-month period ended March 31, 2017, we prepaid certain manufacturing costs related to our product candidates UCART 123 and UCART CS1 of which the delivery of products or services is expected in the coming months.

Note 7. Current financial assets and Cash and cash equivalents

As of December 31, 2016	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	€ in thousands

Current financial assets	34,714	—	34,714
Cash and cash equivalents	241,502	—	241,502

Current financial assets and cash and cash equivalents	276,216	—	276,216

As of March 31, 2017	Carrying amount	Unrealized Gains/(Losses)	Estimated fair value
	€ in thousands

Current financial assets	36,558	—	36,558
Cash and cash equivalents	221,969	—	221,969

Current financial assets and cash and cash equivalents	258,527	—	258,527

7.1 Current financial assets

Current financial assets are measured at fair value through profit or loss and are classified as follows within the fair value hierarchy:

•	Instruments classified under level 1 are measured with reference to quoted prices in active markets; they consist of notes indexed to equity index and funds performance. Their fair value amount to €36.6 million.

As of March 31, 2017, there is no instrument classified under level 2.

7.2 Cash and cash equivalents

	As of December 31,	As of March 31,
	2016	2017
	€ in thousands
Cash and bank accounts	210,690	181,295
Money market funds	11,812	11,674
Fixed bank deposits	19,000	29,000

Total cash and cash equivalents	241,502	221,969

Money market funds earn interest and are refundable overnight. Fixed bank deposits have fixed terms that are less than three months or are readily convertible to a known amount of cash.

Note 8. Financial liabilities

8.1 Detail of financial liabilities

	As of December 31,	As of March 31,
	2016	2017
	€ in thousands
Finance leases	28	21
Other	—	—

Total non-current financial liabilities	28	21

Conditional advances	—	—
Finance leases	36	34
Derivative instruments	1,605	345

Total current financial liabilities	1,641	379

Trade payables	9,223	12,170
Other current liabilities	4,930	4,199

Total Financial liabilities	15,822	16,770

Derivative instruments consist of fair value of zero premium collar instruments and accumulators.

The change in trade payables is mainly due to higher external expenses linked with UCART123 and other product candidates manufacturing.

8.2 Due dates of the financial liabilities

Balance as of March 31, 2017	Gross Amount	Less than One Year	One to Five Years	More than Five Years
	€ in thousands
Conditional advances	—	—	—	—
Finance leases	55	34	21	—
Derivative instruments	345	345	—	—

Financial liabilities	400	379	21	—

Trade payables	12,170	12,170	—	—
Other current liabilities	4,199	4,199	—

Total financial liabilities	16,770	16,749	21	—

Note 9. Other current liabilities

	As of December 31,	As of March 31,
	2016	2017
	€ in thousands
VAT Payables	182	245
Accruals for personnel related expenses	3,928	2,777
Other	819	1,176

Total	4,930	4,199

Accruals for personnel are related to annual bonuses, vacations accruals and social expenses on former redundancy plans. The decrease of accruals for personnel related expenses between December 31, 2016 and March 31, 2017 is primarily due to the 2016 bonus payment.

As of December 31, 2016 and March 31, 2017, “Other” includes subsidies liabilities of €0.5 million.

Note 10. Deferred revenues and deferred income

	As of December 31,	As of March 31,
	2016	2017
	€ in thousands
Deferred revenues	36,778	33,001
Lease incentive	153	107

Total Deferred revenue and deferred income	36,931	33,109

Note 11. Share capital and premium related to the share capitals

Nature of the Transactions	Share Capital	Share premium	Number of shares	Nominal value
	€ in thousands			in €
Balance as of January 1, 2016	1,759	420,682	35,178,614	0.05
Capital increase by issuance of ordinary shares (BSA and BSPCE)	3	296	50,000	—
Share based compensation	—	13,274	—	—

Balance as of March 31, 2016	1,761	434,251	35,228,614	0.05

Balance as of January 1, 2017	1,767	473,306	35,335,060	0.05
Capital increase by issuance of ordinary shares (BSA)	—	126	—	—
Share based compensation	—	12,559	—	—

Balance as of December 31, 2017	1,767	485,991	35,335,060	0.05

Capital evolution during the three-month period ended March 31, 2017

•	During the three-month period ended March 31, 2017, no warrants, free shares or stock options were converted to ordinary shares and 148 000 non-employees warrants were subscribed for a total amount of €125,800.

Note 12. Non-cash share-based compensation

No new instrument has been issued during the three-month period ended March 31, 2017.

Share warrants and employee warrants which are referred to as Bon de Souscription d’Action (“BSAs”) are granted to our board members and consultants.

Holders of vested Cellectis stock options and warrants are entitled to exercise such options and warrants to purchase Cellectis ordinary shares at a fixed exercise price established at the time such options and warrants are granted.

The following table provides the expenses related to share-based compensation instruments during the three-month periods ended March 31, 2016 and 2017:

Non-cash share-based compensation expense

For the three-month period ended	Free shares 2014 and before	Free shares 2015	Stock options 2015	BSA 2015	Stock options Calyxt 2015	Stock options 2016	BSA 2016	Stock options Calyxt 2016	Total
	€ in thousands

March 31, 2016	81	1,660	9,730	1,046	140	689	68	—	13,414
March 31, 2017	1	1,291	3,507	488	53	6,860	411	176	12,788

Note 13. Earnings per share

	For the three-month period ended March 31,
	2016	2017

Net profit (loss) attributable to shareholders of Cellectis (€ in thousands)	(29,464)	(18,567)
Adjusted weighted average number of outstanding shares	35,195,281	35,289,932
Adjusted weighted average number of outstanding shares, net of effects of dilutive potential ordinary shares	35,563,743	35,784,930

Basic / Diluted earnings per share (€ / share)
Basic earnings per share (€ /share)	(0.84)	(0.53)
Diluted earnings per share (€ /share)	(0.84)	(0.53)

Note 14. Provisions

	1/1/2017	Additions	Amounts used during the period	Reversals	OCI	03/31/2017
	€ in thousands
Pension	532	20	—	—	—	551
Employee litigation and severance	115	—	—	—	—	115
Commercial litigation	444	90	(91)	—	—	444
Redundancy plan	5	—	—	—	—	5

Total	1,096	110	(91)	—	—	1,115

Non-current provisions	532	20	—	—	—	551
Current provisions	563	90	(91)	—	—	563

During the three-month period ended March 31, 2017 we recorded provisions for commercial litigation that amounted to €90 thousand. Amounts used during the three-month period ended March 31, 2017 mainly consist of the payment to a former supplier.

Note 15. Commitments

As of March 31, 2017	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
€ in thousands
Facility lease agreements	14 231	2 812	5 506	2 916	2 998
License agreements	18 933	1 156	2 312	2 312	13 153
Manufacturing agreements	12 576	10 179	2 397	—	—

Total contractual obligations	45 741	14 147	10 215	5 228	16 151

Obligations under the terms of the facility lease agreements

Facility lease agreements of Paris (in France), New York City, Montvale, New Brighton and Roseville (in USA) have been subscribed for a defined term. Future payments of these leases, along with the letters of credit provided to the landlords of our facilities in New York and in New Brighton, are off balance sheets commitments.

Obligations under the terms of license agreements

We have entered into various license agreements with third parties that subject us to certain fixed license fees, as well as fees based on future events, such as research and sales milestones.

We have collaboration agreements whereby we are obligated to pay royalties and milestones based on future events that are uncertain and therefore they are not included in the table above.

Obligations under the terms of manufacturing agreements

We have manufacturing agreements whereby we are obligated to pay for services rendered regarding our products UCART 123 and UCART CS1.

Note 16. Subsequent events

On April 12, 2017, Cellectis announced that it is exploring the possibility of an initial public offering (IPO) of a minority interest in its plant sciences business, Calyxt, Inc. No decisions have been taken at this point on the structure or timing of any IPO, and no assurance can be given that an IPO will be pursued.

This report does not constitute an offer to sell or the solicitation of an offer to buy securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Item 2. Management’s Discussion & Analysis of Financial Condition and Results of Operations

Overview

We are a pioneering gene-editing company, employing our core proprietary technologies to develop best-in-class products in the emerging field of immuno-oncology. Our product candidates, based on gene-edited T-cells that express chimeric antigen receptors, or CARs, seek to harness the power of the immune system to target and eradicate cancers. We believe that CAR-based immunotherapy is one of the most promising areas of cancer research, representing a new paradigm for cancer treatment. We are designing next-generation immunotherapies that are based on gene-edited CAR T-cells. Our gene-editing technologies allow us to create allogeneic CAR T-cells, meaning they are derived from healthy donors rather than the patients themselves. We believe that the allogeneic production of CAR T-cells will allow us to develop cost-effective, “off-the-shelf” products and are capable of being stored and distributed worldwide. Our gene-editing expertise also enables us to develop product candidates that feature additional safety and efficacy attributes, including control properties designed to prevent them from attacking healthy tissues, to enable them to tolerate standard oncology treatments, and to equip them to resist mechanisms that inhibit immune-system activity. In addition to our focus on immuno-oncology, we are exploring the use of our gene-editing technologies in other therapeutic applications, as well as to develop healthier food products for a growing population.

We currently conduct our operations through two business segments, Therapeutics and Plants. Our Therapeutics segment is focused on the development of products in the field of immuno-oncology and of novel products outside immuno-oncology to treat other human diseases. Our Plants segment focuses on applying our gene-editing technologies to develop new generation plant products in the field of agricultural biotechnology through its own efforts or through alliances with other companies in the agricultural market.

Since our inception in early 2000, we have devoted substantially all of our financial resources to research and development efforts. Our current research and development focuses primarily on our CAR T-cell immunotherapy product candidates, including preparing to conduct clinical studies of our product candidates, providing general and administrative support for these operations and protecting our intellectual property. In addition, by leveraging our plant-engineering platform and the transformative potential of gene editing, we aim to create food products with consumer health benefits, adaptations for climate change or nutritional enhancements that address the needs of a growing population. We do not have any products approved for sale and have not generated any revenues from immunotherapy or agricultural biotechnology product sales.

In February 2014, we entered into an alliance with Servier for the development of UCART19 and other product candidates directed at four additional molecular targets. In November 2015, we entered into an amendment to our initial collaboration agreement with Servier, which allowed for an early exercise of Servier’s option with respect to UCART19 and other product candidates. Pursuant to this amendment, Servier has exercised its option to acquire the exclusive worldwide rights to further develop and commercialize UCART19. In addition, Pfizer and Servier have announced that they have entered into an exclusive global license and collaboration agreement under which Pfizer has obtained from Servier exclusive rights to develop and commercialize UCART19 in the United States. In connection with the entry into the amendment to the collaboration agreement, Servier made an upfront payment of €35.6 million ($38.5 million), excluding taxes. As of December 31, 2016, Cellectis was eligible to receive up to €887 million ($935 million) in potential option exercise fees, development, clinical and sales milestones, in addition to royalties on sales and research and development costs reimbursements. During the quarter ended June 30, 2016, collaboration revenue was recognized in relation to the achievement of two milestones under our collaboration agreement with Servier with respect to UCART19 and pursuant to this collaboration agreement to provide Servier with raw materials and batches of UCART19 products. These two milestone payments were received from Servier during the third quarter 2016.

Our alliance with Pfizer, which commenced in June 2014, addresses the development of other CAR T-cell immunotherapies in the field of oncology. This strategic alliance is potentially worth up to $2.9 billion in payments by Pfizer to us, including an $80 million upfront payment and $2.8 billion in potential clinical and commercial milestone payments. In addition, we invoice research and development costs assigned to our projects in common with Pfizer. Pfizer also purchased 10% of our then-outstanding equity in connection with this collaboration for €25.8 million. We believe that both of these strategic transactions position us to compete in the promising field of immuno-oncology and add additional clinical and financial resources to our programs.

We have also entered into research and development alliances with each of Cornell University and the MD Anderson Cancer Center. Pursuant to these strategic alliances, we will collaborate with these two centers to accelerate the development of our lead product candidates UCART123, UCARTCS1, UCART22 and UCART38 in acute myeloid leukemia (AML), blastic plasmacytoid dendritic cell neoplasm (BPDCN), multiple myeloma, B-cell and T-ALL. Under these agreements, we fund the research activities performed at Cornell University and the MD Anderson Cancer Center.

Our cash consumption is driven by our internal operational activities, as well as our outsourced activities, including the manufacturing of the requisite raw materials for UCART123 and UCARTCS1, the GMP manufacturing of UCART123 at CELLforCURE and the technology transfer of the UCARTCS1 process to CELLforCURE. We also incurred significant annual payment and royalty expenses related to our in-licensing agreements with different parties including Institut Pasteur and University of Minnesota. In addition, our cash consumption will be driven throughout 2017 by the clinical studies initiating at Weill Cornell Medical Center and at the MD Anderson Cancer Center, with UCART123, and all the associated outsourced activities (among which Contract Research Organization and Central Laboratory).

In addition to our cash generated by operations (including payments under our strategic alliances), we have funded our operations primarily through private and public offerings of our equity securities, grant revenues, payments received under intellectual property licenses, and reimbursements of research tax credits. Our ordinary shares have traded on the Alternext market of Euronext in Paris since February 7, 2007. From January 1, 2013 through December 31, 2014, we received €61.0 million through sales of equity and €73.7 million in payments made to us under our collaboration agreements with Pfizer and Servier. In March 2015, we completed our U.S. initial public offering of 5,500,000 American Depositary Shares on the Nasdaq Global Market for gross proceeds of $228.2 million. In 2015 and 2016, we received respectively €46.9 million and €24.7 million in payments pursuant to the Pfizer and Servier collaborations. During the three-month period ended March 31, 2017, we received €0.7 million in payments pursuant to the Pfizer and Servier collaborations agreements.

Key events of the three-month period ended March 31, 2017

Since the beginning of 2017, Cellectis has made the following key achievements:

•	On January 3, 2017, Cellectis announced the submission of an Investigational New Drug (IND) application to the U.S. Food and Drug Administration (FDA) requesting approval to initiate Phase 1 clinical trials of UCART123 the Company’s most advanced, wholly controlled TALEN® gene edited product candidate in patients with AML and BPDCN.

•	Dr. André Choulika, Chairman and Chief Executive Officer of Cellectis, presented at the 35th Annual J.P. Morgan Healthcare Conference on Monday, January 9, 2017

•	In January, Cellectis published a study in Scientific Reports, a Nature Publishing Group journal, describing a novel approach to a CAR design with an integrated environmental signal utilizing oxygen concentration to manipulate the CAR T-cell response.

•	Cellectis created a Clinical Advisory Board (CAB). The CAB serves as a strategic resource to Cellectis as the Company enters the clinical development of allogeneic CAR T immunotherapies led by its wholly owned product candidate, UCART123. Experts from the fields of hematologic malignancies, immunotherapy, immunology, stem cell transplantation joined the CAB : Professors John Gribben, Koen van Besien, Kanti Rai and Catherine Thieblemont joined in January, and Catherine Bollard, Hervé Dombret, Ola Landgren, Marcela Maus and Dietger Niederweiser joined in March.

•	On February 6, 2017, Cellectis received an Investigational New Drug (IND) approval from the U.S. Food and Drug Administration (FDA) to conduct Phase 1 clinical trials with UCART123, in patients with AML and BPDCN. This marks the first allogeneic, “off-the-shelf” gene-edited CAR T-cell product candidate that the FDA has approved for clinical trials. Cellectis intends to initiate Phase 1 trials in the first half of 2017.

•	Dr. André Choulika presented at the LEERINK Partners 6th Annual Global Healthcare Conference on February 16, 2017.

•	On March 9, 2017, Servier, together with Pfizer Inc. and Cellectis announced today that the U.S. Food and Drug Administration (FDA) has granted Servier with an Investigational New Drug (IND) clearance to proceed in the U.S. with the clinical development of UCART19, an allogeneic, gene-edited cellular therapy candidate to treat relapsed/refractory acute lymphoblastic leukemia.

Since the beginning of 2017, Calyxt Inc., Cellectis’ plant science subsidiary, has made the following achievements:

•	On March 9, 2017, Calyxt, Inc announced that the Company has signed a technology framework agreement with Plant Bioscience Limited (PBL), pursuant to which Calyxt received an option to obtain exclusive license to new crops traits.

•	On March 21, 2017, former Cargill executive Manoj Sahoo joined Calyxt as the Company’s Chief Commercial Officer. As part of Calyxt’s executive team Mr. Sahoo is building a commercial partnership network and executing a go-to-market plan for Calyxt. Mr. Sahoo is joining Calyxt from Cargill, where he worked in the Food Ingredients and Bio-industrial Enterprise

Key events post March 31, 2017

•	Cellectis’ pre-clinical data on its gene-edited allogeneic CAR T-cells was presented at the American Association for Cancer Research (AACR) Annual Meeting. This included both wholly-controlled Cellectis programs and Pfizer/Cellectis collaboration programs. The meeting was held April 1-5, 2017 in Washington, D.C., USA.

•	Cellectis’ pre-clinical data on its gene-edited allogeneic off-the-shelf CAR T-cell immunotherapies product candidates (UCART) was presented at the ASGCT 20th Annual Meeting. The meeting was held from May 10th to 13th, 2017 in Washington, D.C., USA.

•	Chairman and CEO, Dr. André Choulika, has been selected as a speaker for the 2017 Milken Institute Global Conference. Dr. Choulika will participate as a panelist for a session titled, “Humankind vs. Cancer: The Scorecard” on Wednesday, May 3, 2017

•	On April 12, 2017, Cellectis announced that it is exploring the possibility of an initial public offering (IPO) of a minority interest in its plant sciences business, Calyxt, Inc. No decisions have been taken at this point on the structure or timing of any IPO, and no assurance can be given that an IPO will be pursued.

Financial Operations Overview

We have incurred net losses in nearly each year since our inception. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our operations. As we continue our intensive research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:

•	continue to advance the research and development of our current and future immuno-oncology product candidates;

•	continue, through Calyxt, to advance the research and development of our current and future agricultural product candidates;

•	initiate additional clinical studies for, or additional pre-clinical development of, our immuno-oncology product candidates;

•	conduct and multiply, though Calyxt, additional field trials of our agricultural product candidates;

•	further develop and refine the manufacturing process for our immuno-oncology product candidates;

•	change or add additional manufacturers or suppliers of biological materials;

•	seek regulatory and marketing approvals for our product candidates, if any, that successfully complete development;

•	establish a sales, marketing and distribution infrastructure to commercialize any products for which we may obtain marketing approval;

•	seek to identify and validate additional product candidates;

•	acquire or in-license other product candidates, technologies, germplasm or other biological material;

•	make milestone or other payments under any in-license agreements;

•	maintain, protect and expand our intellectual property portfolio;

•	secure manufacturing arrangements for commercial production;

•	seek to attract and retain new and existing skilled personnel;

•	create additional infrastructure to support our operations as a public company; and

•	experience any delays or encounter issues with any of the above.

We do not expect to generate material revenues from sales of our product candidates unless and until we successfully complete development of, and obtain marketing approval for, one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. Accordingly, we anticipate that we will need to raise additional capital prior to completing clinical development of any of our product candidates. Until such time that we can generate substantial revenues from sales of our product candidates, if ever, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.

Results of Operations

Comparison for the three-month periods ended March 31, 2016 and 2017

Revenues.

	For the three-month period ended March 31,		% change
	2016	2017	2017 vs 2016
Collaboration agreements	6,284	5,911	-5.9%
Other revenues	694	417	-39.9%
Revenues	6,978	6,328	-9.3%

The decrease in revenues of €0.6 million, or 9.3%, between the three-month periods ended March 31, 2016 and 2017 primarily reflects (i) a decrease of €0.4 million in revenues under our collaboration agreements with Servier and Pfizer, mainly driven by a decrease of €1.4 million in upfront recognition and a decrease of €0.3 million in R&D costs reimbursement, partially offset by an increase of € 1.3 million in supply agreements with Servier, and (ii) a decrease in revenue from licenses of €0.2 million.

Other income.

	For the three-month period ended March 31,		% change
	2016	2017	2017 vs 2016
Research tax credit	2,521	3,311	31.3%
Other income	—	23	0.0%
Other income	2,521	3,334	32.2%

The increase in other income of €0.8 million, or 32.2%, between the three-month periods ended March 31, 2016 and 2017 reflects an increase of €0.8 million in research tax credit, due to higher research and development purchases and external expenses during the three-month period ended March 31, 2017.

Royalty expenses.

	For the three-month period ended March 31,		% change
	2016	2017	2017 vs 2016
Royalty expenses	(433)	(574)	32.7%

The increase in royalty expenses of €0.1 million, or 32.7%, between the three-month periods ended March 31, 2016 and 2017 primarily reflects higher accrual adjustments.

Research and development expenses.

	For the three-month period ended March 31,		% change
	2016	2017	2017 vs 2016
Personnel expenses	(11,866)	(9,782)	-17.6%
Purchases, external expenses and other	(7,005)	(8,610)	22.9%
Research and development expenses	(18,870)	(18,392)	-2.5%

During the three-month periods ended March 31, 2016 and 2017, research and development expenses decreased by €0.5 million or 2.5%. Personnel expenses decreased by € 2.1 million from €11.9 million in 2016 to €9.8 million in 2017, primarily due to a €1.7 million decrease in social charges on stock option grants and a €0.5 million decrease in non-cash stock based compensation expense, partly offset by a €0.1 million increase in wages and salaries. Purchases and external expenses increased by €1.5 million from €6.6 million in 2015 to €8.2 million in 2017, mainly due to increased expenses related to UCART123 and the development of other product candidates, including payments to third parties, purchases of biological materials and expenses associated with the use of laboratories and other facilities. They also include costs related to the preparation of UCART123 for clinical trials. Other expenses relate to continuing leasing and other commitments and increased by € 0.1 million.

Selling, general and administrative expenses.

	For the three-month period ended March 31,		% change
	2016	2017	2017 vs 2016
Personnel expenses	(8,289)	(7,199)	-13.2%
Purchases, external expenses and other	(2,240)	(1,945)	-13.2%
Selling, general and administrative expenses	(10,529)	(9,143)	-13.2%

During the three-month periods ended March 31, 2016 and 2017, the decrease in selling, general and administrative expenses of €1.4 million, or 13.2% primarily reflects (i) a decrease of €1.1 million in personnel expenses from €8.3 million to €7.2 million, attributable, to a decrease of €1.5 million of social charges on stock options grants and a decrease of €0.1 million of non-cash stock-based compensation expense, partly offset by a €0.5 million increase in wages and salaries, and (ii) a decrease of €0.4 million in purchases and external expenses. Other expenses relate to taxes, various depreciation and amortization and other commitments and increased by € 0.1 million.

Financial gain (loss).

	For the three-month period ended March 31,		% change
	2016	2017	2017 vs 2016
Financial revenues	911	2,767	203.7%
Financial expenses	(9,966)	(2,789)	-72.0%
Financial gain (loss)	(9,055)	(21)	-99.8%

The increase in financial revenues of €1.9 million, or 203.7%, between the three-month periods ended March 31, 2016 and 2017, was mainly attributable to €1.8 million of foreign exchange derivatives instruments. The change in financial expenses of €7.2 million, or 72.0%, between the three-month periods ended March 31, 2016 and 2017, was mainly attributable to €7.6 million decrease in foreign exchange loss (from €9.7 million loss in 2016 to a €2.2 million loss in 2017), and the €0.5 million loss realized on the cancellation of foreign exchange derivative instruments (see above for the repositioning gain).

Net income (loss)

	For the three-month period ended March 31,		% change
	2016	2017	2017 vs 2016
Net income (loss)	(29,464)	(18,567)	-37.0%

The change in net income (loss) of €10.9 million between the three-month period ended March 31, 2016 and 2017 was mainly due to (i) the €9.0 million decrease in financial loss, (ii) a €3.2 million decrease in social charges on stock options and free share grants, (iii) a €0.6 million decrease in non-cash stock-based compensation expense, partially offset by (i) a €1.1 million increase in purchases and external expenses, (ii) a €0.6 million increase in wages, and (iii) a €0.2 million increase in revenues and other income.

Segment Results

Information related to each of our reportable segments is set out below. Segment revenues and other income, Research and development expenses, Selling, general and administrative expenses, and Royalties and other operating income and expenses, and Adjusted net income (loss) attributable to shareholders of Cellectis (which does not include non-cash stock-based expense) are used by the CODM to measure performance. The CODM does not review any asset or liability information by segment or by region.

Adjusted Net Income (Loss) attributable to shareholders of Cellectis is not a measure calculated in accordance with IFRS. Because Adjusted Income (Loss) attributable to shareholders of Cellectis excludes Non-cash stock based compensation expense—a non-cash expense, we believe that this financial measure, when considered together with our IFRS financial statements, can enhance an overall understanding of Cellectis’ financial performance. Moreover, our management views the Company’s operations, and manages its business, based, in part, on this financial measure.

There are intersegment transactions between the two reportable segments, including allocations of (i) corporate general and administrative expenses and (ii) research and development expenses to our subsidiaries. These intersegment expenses are priced at cost for external expenses, or at cost plus a mark-up of 4-10%, depending on the nature of the service. The net income (loss) includes the impact of the operations between segments while the intra-segment operations are eliminated.

The following table summarizes segment revenues and segment operating profit (loss) for the three-month periods ended March 31, 2016 and 2017:

	For the three-month period ended March 31, 2016			For the three-month period ended March 31, 2017
€ in thousands	Plants	Therapeutics	Total reportable segments	Plants	Therapeutics	Total reportable segments

Segment revenues and other income	119	9,741	9,859	89	10,027	10,117
Inter-segment revenues	(22)	(338)	(360)	(38)	(417)	(455)

External revenues and other income	97	9,402	9,499	52	9,611	9,662

Research and development expenses	(752)	(18,118)	(18,870)	(1,081)	(17,311)	(18,392)
Selling, general and administrative expenses	(902)	(9,627)	(10,529)	(1,319)	(7,824)	(9,143)
Royalties and other operating income and expenses	(293)	(216)	(509)	(1)	(672)	(673)

Total operating expenses	(1,948)	(27,960)	(29,908)	(2,401)	(25,807)	(28,208)

Operating income (loss) before tax	(1,851)	(18,558)	(20,409)	(2,350)	(16,196)	(18,546)

Financial gain (loss)	(5)	(9,050)	(9,055)	(63)	42	(21)

Net income (loss)	(1,856)	(27,608)	(29,464)	(2,413)	(16,154)	(18,567)

Net income (loss) attributable to shareholders of Cellectis	(1,856)	(27,608)	(29,464)	(2,413)	(16,154)	(18,567)

Adjustment of share-based compensation	140	13,274	13,414	229	12,559	12,788

Adjusted net income (loss) attributable to shareholders of Cellectis	(1,716)	(14,334)	(16,050)	(2,184)	(3,595)	(5,779)

Depreciation and amortization	(50)	(427)	(477)	(124)	(470)	(594)
Additions to tangible and intangible assets	6,138	1,476	7,614	292	581	872

Since 2016, we have allocated the share-based compensation to the share-related entity, considering that the share-based compensation is linked to entity’s performance. In practice, all the share-based compensation based on Cellectis shares are charged in the Therapeutics segment, even if some Calyxt employees are included in a stock-option plan. In this regard, 2016 interim figures take into account this change and disclose comparable amounts.

Therapeutics segment

External revenues in our Therapeutics segment increased by €0.2 million, from €9.4 million for the three-month period ended March 31, 2016 to €9.6 million for the three-month period ended March 31, 2017. The increase was primarily due to an increase of €0.8 million in research tax credit, partly offset by a decrease of €0.4 million in collaboration agreement revenues, as described in sections “Revenues” and “Other income” of the Group’s operating result analysis.

The decrease in operating expenses of €2.2 million from the three-month period ended March 31, 2016 to the three-month period ended March 31, 2017 resulted primarily from lower personnel expenses, attributable, to the decrease of €3.2 million in social charges on stock options grants and the decrease of €0.7 million non-cash stock-based compensation expenses, partly offset by the increase of €0.2 million in personnel wages and salaries, the increase of €1.0 million in purchases and external expenses and the increase of €0.5 million in royalties and other expenses.

Segment operating loss before tax decreased by €2.4 million from the three-month period ended March 31, 2016 to the three-month period ended March 31, 2017.

Plants segment

External revenues in our Plants segment was unchanged (€0.1 million) for the three-month periods ended March 31, 2016 and 2017.

The increase in operating expenses of €0.5 million from the three-month period ended March 31, 2016 to the three-month period ended March 31, 2017 resulted primarily from the increase of €0.4 million in personnel wages and salaries and the increase of €0.3 million in purchases and external expenses, as well as an increase of €0.1 million in non-cash stock-based compensation expenses, partially offset by a decrease of €0.3 million in royalties expenses.

Segment operating loss before tax increased by €0.5 million from the three-month period ended March 31, 2016 to the three-month period ended March 31, 2017.

Liquidity and Capital Resources

Introduction

We have incurred losses and cumulative negative cash flows from operations since our inception in 2000, and we anticipate that we will continue to incur losses for at least the next several years. We expect that our research and development and selling, general and administrative expenses will continue to increase and, as a result, we will need additional capital to fund our operations, which we may raise through a combination of equity offerings, debt financings, other third-party funding, marketing and distribution arrangements and other collaborations, strategic alliances and licensing arrangements.

We have funded our operations since inception primarily through private and public offerings of our equity securities, grant revenues, payments received under patent licenses, reimbursements of research tax credit claims and payments under our strategic alliances with Pfizer and Servier.

Liquidity management

As of March 31, 2017, we had cash and cash equivalents of €222.0 million and current financial assets of €36.6 million.

Cash in excess of immediate requirements is invested in accordance with our investment policy, primarily with a view to liquidity and capital preservation. Currently, our cash and cash equivalents are held in bank accounts, money market funds, fixed bank deposits primarily in France and are primarily denominated in U.S. Dollars ($155.3 million as of March 31, 2017). Current financial assets denominated in U.S. Dollars amounted to $39.0 million as of March 31, 2017.

Historical Changes in Cash Flows

The table below summarizes our sources and uses of cash for the three-month periods ended March 31, 2016 and 2017:

	For the three-month period ended March 31,
	2016	2017

Net cash flows provided by (used in) operating activities	(19,591)	(15,288)
Net cash flows provided by (used in) investing activities	(92,962)	(2,643)
Net cash flows provided by (used in) financing activities	257	265

Total	(112,296)	(17,666)

Effect of exchange rate changes on cash	(11,550)	(1,868)

For the three-month periods ended March 31, 2016 and 2017, our net cash flows used in operating activities decreased due to the change in our net loss, described above, and timing in payments made for manufacturing activities.

For the three-month periods ended March 31, 2017, our net cash used in investing activities primarily reflects our acquisition of €2.0 million of financial current assets at Cellectis S.A. and our investments in R&D equipment in both the United States and France of €0.5 million. In 2016, our net cash flows in investing activities mainly reflects the acquisition of $98.0 million of current financial assets.

For the three-month periods ended March 31, 2017, our net cash flows provided by financing activities reflects the subscription of non-employee warrants in January 2017 for €0.1 million and the increase of cash available in our Natixis liquidity contract for €0.1 million.

Operating capital requirements

To date, we have not generated any revenues from therapeutic or agricultural product sales. We do not know when, or if, we will generate any revenues from product sales. We do not expect to generate significant revenues from product sales unless and until we obtain regulatory approval of and commercialize one of our current or future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect the losses to increase as we continue the development of, and seek regulatory approvals for, our product candidates, and begin to commercialize any approved products. We are subject to all risks incident in the development of new gene therapy products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We are also subject to all risks incident in the development of new agricultural products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may adversely affect our business. We also anticipate substantial expenses related to audit, legal, regulatory and tax-related services associated with our public company obligations in the United States and our continued compliance with applicable U.S. exchange listing and SEC requirements. We anticipate that we will need additional funding in connection with our continuing operations, including for the further development of our existing product candidates and to pursue other development activities related to additional product candidates.

Until we can generate a sufficient amount of revenues from our products, if ever, we expect to finance a portion of future cash needs through public or private equity or debt financings. Additional capital may not be available on reasonable terms, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may have to significantly delay, scale back or discontinue the development or commercialization of one or more of our product candidates. If we raise additional funds through the issuance of additional debt or equity securities, it could result in dilution to our existing shareholders, and increased fixed payment obligations and these securities may have rights senior to those of our ordinary shares. If we incur indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Any of these events could significantly harm our business, financial condition and prospects.

Our assessment of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors. We have based this estimate on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Our future funding requirements, both near and long-term, will depend on many factors, including, but not limited to:

•	the initiation, progress, timing, costs and results of pre-clinical and clinical studies for our product candidates;

•	the initiation, progress, timing, costs and results of field trials for our agricultural product candidates;

•	the outcome, timing and cost of regulatory approvals by U.S. and non-U.S. regulatory authorities, including the possibility that regulatory authorities will require that we perform more studies than those that we currently expect;

•	the ability of our product candidates to progress through clinical development successfully;

•	the ability of our agricultural product candidates to progress through late stage development successfully, including through field trials;

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

•	our need to expand our research and development activities;

•	our need and ability to hire additional personnel;

•	our need to implement additional infrastructure and internal systems, including manufacturing processes for our product candidates;

•	the effect of competing technological and market developments; and

•	the cost of establishing sales, marketing and distribution capabilities for any products for which we may receive regulatory approval.

If we cannot expand our operations or otherwise capitalize on our business opportunities because we lack sufficient capital, our business, financial condition and results of operations could be materially adversely affected.

Off-Balance Sheet Arrangements.

We do not have any off-balance sheet arrangements as defined under Securities and Exchange Commission rules.

Item 3. Quantitative and Qualitative Disclosures About Market Risks

Foreign Currency Exchange Risk

We derive a significant portion of our revenues, including payments under our collaboration agreement with Pfizer in U.S. dollars. Since the beginning of fiscal year 2015, we have been significantly expanding our activities in the United States, but there continues to be a currency mismatch in our cash flows since most of our expenses remain denominated primarily in Euros.

Our financial condition and results of operations are measured and recorded in the relevant local base currency and then translated each closing period into Euros for inclusion in our Consolidated Financial Statements. We translate balance sheet amounts at the exchange rates in effect on the date of the balance sheet, while income and cash flow items are translated at the average rate of exchange in effect for the relevant period.

Financial loss was €9.1 million for the three-month period ended March 31, 2016 compared with an almost nil financial result for the three-month period ended March 31, 2017. The change in financial result was primarily attributable to the effect of exchange rate fluctuations on our U.S. dollars cash and cash equivalent accounts.

Interest Rate Risk

We seek to engage in prudent management of our cash and cash equivalents, mainly cash on hand and common financial instruments (typically short- and mid-term deposits). Furthermore, the interest rate risk related to cash, cash equivalents and common financial instruments is not significant based on the quality of the financial institutions with which we work.

Inflation Risk

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition and results of operations.

Item 4. Controls and Procedures

We must maintain effective internal control over financial reporting in order to accurately and timely report our results of operations and financial condition. In addition, as a public company, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires, among other things, that we assess the effectiveness of our disclosure controls and procedures and the effectiveness of our internal control over financial reporting at the end of each fiscal year. We issued management’s annual report on internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act, as of December 31, 2016.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations. We are not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

Item 1A. Risk Factors

There have been no material changes from the risk factors previously disclosed in the Annual Report.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not Applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.